UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C)
          AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
                               (AMENDMENT NO. __)*

                 BioMedical Technology Solutions Holdings, Inc.
                               (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   090619107
                                 (CUSIP NUMBER)

                               December 31, 2008
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [   ] Rule 13d-1(b)
                              [ X ] Rule 13d-1(c)
                              [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 090619107            13G                     PAGE 1 OF 1  PAGE

   1. NAME OF REPORTING PERSONS

      Jonathan Bricken

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [     ]
            (b)  [     ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER

      6,905,486

6.    SHARED VOTING POWER

      None.

7.    SOLE DISPOSITIVE POWER

      6,905,486


8.    SHARED DISPOSITIVE POWER

      None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,905,486


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [    ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      24.7%

12.   TYPE OF REPORTING PERSON

      IN

ITEM 1.

(A)   NAME OF ISSUER:   BioMedical Technology Solutions Holdings, Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      9800 Mt. Pyramid Court # 350
      Englewood, CO  80112

ITEM 2.

(A)   NAMES OF PERSON FILING:

      Jonathan Bricken (the "Reporting Person")

(B)   ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      47 Old South Salem Road
      Ridgefield, CT 06877

(C)   CITIZENSHIP:

      United States

(D)   TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.001.

(E)   CUSIP NO.:   090619107

ITEM 3. STATEMENT FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C):

Not applicable

ITEM 4. OWNERSHIP

See Cover Page, Items 5 through 11.

As of December 31, 2008, the Reporting Person may be deemed to beneficially own 6,905,486 shares or approximately 24.7% of the outstanding shares of common stock of BioMedical Technology Solutions Holdings, Inc. These shares were acquired by the Reporting Party in a reverse triangular merger as described below. Effective August 21, 2008, CET Services, Inc., ("CET") consummated an Agreement and Plan of Merger (the "Merger Agreement") between and among CET, CET Acquisition Corp., a wholly-owned subsidiary of CET ("CETAC"), and BioMedical Technology Solutions, Inc., a Colorado corporation ("BMTS"). Pursuant to the Merger Agreement, CETAC merged with and into BMTS and all outstanding shares of BMTS common stock were automatically converted into shares of common stock of CET. As a result of the transaction, BMTS became a wholly-owned subsidiary of CET.

Concurrently with the consummation of the merger transaction, CET approved a one-for-three (1-for-3) reverse split of all of its outstanding securities (the "Reverse Split"). The Reverse Split became effective on September 3, 2008. CET also effected a redomestication from the State of California to the State of Colorado and changed its name to BioMedical Technology Solutions Holdings, Inc. and changed its ticker symbol to BMTL.

Prior to the consummation of the Merger Agreement, the Reporting Person was the owner of shares of common stock of BMTS. Upon consummation of the Merger Agreement, the Reporting Person's shares of BMTS converted automatically into shares of common stock of CET which changed its name to BioMedical Technology Solutions Holdings, Inc. The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 27,920,249 shares of common stock outstanding as of November 14, 2008, as reported by BioMedical Technology Solutions Holdings, Inc. in its Quarterly Report on Form 10-Q filed on November 14, 2008.

ITEM 5. OWNERSHIP OF FIVE PERCENT (5%) OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT (5%) ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2009

                                          /s/Jonathan Bricken
                                          Name:  Jonathan Bricken